Exhibit 99.1

Ecopetrol Group Announces
Third Quarter and YTD Results for 2016

•	In the third quarter the Group reported an EBITDA of COP 4.9 trillion and an EBITDA margin of 40%, the highest level in the last five quarters.

•	Average production for the third quarter of 2016 rose to 723 mboed, an increase of 3.9% compared to the second quarter of 2016.

•	Cumulative savings in the 2016 year-to-date period amount to COP 1.9 trillion, thus exceeding the target of COP 1.6 trillion proposed for the year.

•	Successful resumption of operations on the Rubiales and Cusiana oil fields confirms the Company’s operating capabilities. Ecopetrol operates directly 524 mboed being part of the 40 largest operators worldwide[1].

Bogota, November 15, 2016. Today, Ecopetrol S.A. (“Ecopetrol” or the “Company”) (BVC: ECOPETROL; NYSE: EC) announced the Ecopetrol Group’s financial results for the third quarter and first nine months of 2016, prepared and expressed in billions of Colombian pesos (COP) pursuant to International Financial Reporting Standards (IFRS) applicable in Colombia.

Table 1: Ecopetrol Group’s Consolidated Financial Results

A	B	C	D	E	F	G	H	I

COP Billion	3Q 2015*	3Q 2016*	∆ ($)	∆ (%)	Jan-Sep 15*	Jan-Sep 16*	∆ ($)	∆ (%)
Total Sales	13,003	12,183	(820)	(6.3%)	39,314	34,419	(4,895)	(12.5%)
Operating Profit	2,850	2,540	(310)	(10.9%)	8,757	6,620	(2,137)	(24.4%)
Net Income Consolidated	887	446	(441)	(49.7%)	2,938	2,046	(892)	(30.4%)
Non-Controlling Interests	(233)	(217)	16	(6.9%)	(617)	(667)	(50)	8.1%
Net Income Attributable to Owners of Ecopetrol	654	229	(425)	-65.0%	2,321	1,379	(942)	-40.6%

EBITDA	4,698	4,886	188	4.0%	15,003	13,545	(1,458)	(9.7%)
EBITDA Margin	36.1%	40.1%			38.2%	39.4%

* These figures are included for illustration purposes only. Unaudited.

Certain explanatory figures in this report are stated in US dollars (USD) and are indicated as such when applicable.

Juan Carlos Echeverry G., CEO of Ecopetrol S.A., commented:

“Ecopetrol has attained a strong operating and financial performance during the third quarter of 2016, reporting the highest level of EBITDA and EBITDA margin in the last five quarters, as a result of: i) the effectiveness of austerity measures; ii) increased efficiency and cost savings; iii) focus on capital discipline; iv) its proven capacity as an effective operator; and, v) higher crude oil prices compared with the beginning of the year.

The Company was able to operate the Rubiales and Cusiana fields both efficiently and safely, and sustained steady production levels in Castilla and Chichimene, despite lower investment. Favorable price forecasts allowed the Company to develop projects in order to gradually increase production of oil by 25 thousand barrels per day in 2017 and to reactivate the Caño Sur field, that help mitigate the declining of mature fields, a clear demonstration of its swift ability to respond to environmental conditions.

1 Ranking based on production directly operated.

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It is important to note that production grew by 3.9% during this quarter compared to the prior quarter, reaching a level of 723 thousand equivalent barrels of oil per day. This increase is explained, in part, by the reversion of the Rubiales field and the start of production at Gunflint in the US Gulf of Mexico, where we’ve started to reap the benefits of investments made in previous years.

The Group has overcome the period of low oil prices and has returned to the path of growth in production.

After the start-up of the 34 units at the Cartagena Refinery complex, which was completed on July 11th, we initiated the stabilization and performance testing period.

During the third quarter, the Ecopetrol Group reported an EBITDA of COP 4.9 trillion and an EBITDA margin of 40%. This good result demonstrates our commitment to operational excellence, cost efficiency, and capital discipline.

The net profit attributable to Ecopetrol shareholders in the third quarter rose to COP 229 billion. The decrease in relation to the reported profit for the second quarter is explained mainly by a higher income tax provision. This provision is the result of an update in the estimated tax rate for the year-end close, which reflects a higher tax charge as a consequence of the increase in international oil prices.

Cumulative savings totaling COP 1.9 trillion for the year exceed the target savings of COP 1.6 trillion set for 2016. Of these savings, the transformation plan managed to consolidate cumulative structural savings of COP 1.6 trillion within the first nine months of the year (COP 617 billion during the third quarter); and the Group achieved COP 300 billion in non-structural reductions.

The most relevant cumulative savings for the year include COP 563 billion from the heavy crude dilution initiative and COP 203 billion from line maintenance in the Midstream segment.

The savings achieved contributed to mitigate the impact on the Company’s costs from the reversion of the Rubiales field and the start-up of the Cartagena refinery, as well as its seasonal trend which consistently shows higher execution in the second semester each year.

The third quarter ended with a solid cash position of COP 7.7 trillion, which allowed Ecopetrol to prepay a COP 990 billion loan that it had contracted with Bancolombia at the beginning of this year.

The Company continues to strengthen its social and environmental relations model, which aims to achieve sustainable and shared growth with communities in the areas of operation and the development of local governance. It also works to strengthen managerial leadership, commitment to life and effective risk management of people, facilities, and processes.

Ecopetrol has an optimistic view of the future. Its update to the 2020 Business Plan is based on three core pillars: i) cash focus and cost efficiency, ii) strict capital discipline, and iii) reserve and production growth. These pillars will strengthen its financial sustainability and allow it to leverage opportunities for organic and inorganic growth, thereby generating value and profit for shareholders.”

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Ecopetrol Group Announces Third Quarter and YTD Results for 2016

I.	Consolidated Financial Results	4

a.	Sales Volume	4

b.	Crude Oil, Products and Gas Prices:	5

c.	Income Statement	6

d.	Balance Sheet (Statement of Financial Position)	9

e.	Debt Transactions	10

f.	Results by Segments	11

g.	Result of Cost and Expense Reduction Initiatives	13

II.	Operating Results	15

a.	Investments	15

b.	Exploration	15

c.	Production	16

d.	Transportation	20

e.	Refining	21

III.	Organizational Consolidation, Corporate Responsibility and Corporate Governance (Ecopetrol S.A.)	23

a.	HSE Performance	23

b.	Corporate Governance	23

c.	Corporate Responsibility	24

IV.	Discussion of Quarterly Results	24

V.	Ecopetrol Group Exhibits	25

VI.	Group Debt	38

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I.	Consolidated Financial Results

a.	Sales Volume

Table 2 – Sales Volume–Ecopetrol Group

A	B	C	D	E	F	G

Local Sales Volume (mboed)	3Q 2015	3Q 2016	∆ (%)	Jan-Sep 15	Jan-Sep 16	∆ (%)
Crude Oil	4.2	15.3	264.3%	12.3	14.8	20.3%
Natural Gas	79.6	70.3	(11.7%)	82.9	76.0	(8.3%)
Gasoline	97.0	108.0	11.3%	94.0	107.5	14.4%
Medium Distillates	147.3	144.1	(2.2%)	143.8	141.3	(1.7%)
LPG and Propane	17.5	16.7	(4.6%)	16.2	16.6	2.5%
Fuel Oil	4.5	6.0	33.3%	5.2	6.1	17.3%
Industrial and Petrochemical	21.5	19.6	(8.8%)	21.0	19.1	(9.0%)
Total Local Sales	371.6	380.0	2.3%	375.4	381.4	1.6%

Export Sales Volume (mboed)	3Q 2015	3Q 2016	∆ (%)	Jan-Sep 15	Jan-Sep 16	∆ (%)
Crude Oil	497.5	433.7	(12.8%)	548.0	432.9	(21.0%)
Products	63.9	156.0	144.1%	65.9	146.8	122.8%
Natural Gas	6.0	3.1	(48.3%)	10.4	2.0	(80.8%)
Total Export Sales	567.4	592.8	4.5%	624.3	581.7	(6.8%)

Total Sales Volume (mboed)	939.0	972.8	3.6%	999.7	963.1	(3.7%)

The Ecopetrol Group’s sales volume rose to 973 mboed in the third quarter of 2016, a 3.6% increase compared to the same period in the previous year. Sales in Colombia represent 39% of total sales and sales abroad account for 61% of total sales in the third quarter.

Colombian Market: Domestic sales volume rose to 380 mboed during the third quarter of 2016, a 2.3% increase compared to the same period of 2015. This increase is explained primarily by:

•	Greater demand for gasoline driven by an increase in the number of motor vehicles and inventory building.
•	Higher sales volume of domestic crude oil in order to take advantage of the pipeline transportation capacity of other companies locally.
•	Lower thermal demand for natural gas explained by the absence of the El Niño climate phenomenon in the third quarter of 2016.
•	Decreased consumption of middle distillates (primarily diesel) by the thermal and industrial sectors.

International Market: Export volume rose to 593 mboed during the third quarter of 2016, a 4.5% increase compared to the same period of 2015. This increase is explained primarily by:

•	Increased export volume of refined products as a result of the commissioning of Reficar.
•	Lower availability of crude to export due to the oil supply to Reficar.

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Table 3 – Export Destinations–Ecopetrol Group

A	B	C	D	E	F	G

Crude (mbod)	3Q 2015	3Q 2016	∆ (%)	Jan-Sep 15	Jan-Sep 16	∆ (%)
Asia	167.7	57.6	13.3%	164.0	62.6	14.5%
U.S. Gulf Coast	118.5	169.5	39.1%	130.1	180.3	41.6%
U.S. West Coast	49.6	31.2	7.2%	52.1	38.1	8.8%
U.S. East Coast	28.9	31.2	7.2%	21.9	28.2	6.5%
Europe	65.4	58.0	13.4%	89.0	59.1	13.7%
Central America / Caribbean	67.4	66.0	15.2%	78.3	46.9	10.8%
South America	0.0	0.0	0.0%	7.0	6.6	1.5%
Other	0.0	20.2	4.7%	5.6	11.1	2.6%
Total	497.5	433.7	100.0%	548.0	432.9	100.0%

H	I	J	K	L	M	N

Products (mboed)	3Q 2015	3Q 2016	∆ (%)	Jan-Sep 15	Jan-Sep 16	∆ (%)
Asia	8.70	15.70	10.1%	10.70	14.90	10.1%
U.S. Gulf Coast	5.40	21.70	13.9%	9.30	23.20	15.8%
U.S. West Coast	0.00	0.00	0.0%	0.00	0.00	0.0%
U.S. East Coast	21.90	25.70	16.5%	12.70	34.90	23.8%
Europe	0.60	34.20	21.9%	2.20	19.00	12.9%
Central America / Caribbean	21.10	46.10	29.6%	25.10	39.70	27.0%
South America	6.20	7.40	4.7%	5.90	7.60	5.2%
Other	0.00	5.20	3.3%	0.00	7.50	5.1%
Total	63.9	156.0	100.0%	65.9	146.8	100.0%

Note: This information is subject to change after quarter close, given that some destinations are reclassified based on the final export results.

Crude: Given the trade opportunities that arose from the lifting of restrictions on U.S. crude oil exports and the resulting narrowing of the WTI-Brent spread, Ecopetrol decided to focus on the U.S. market (53.5% of exports during the third quarter), primarily to the refineries along the Gulf Coast. This strategy successfully mitigated the impact of the increased supply from the Middle East in the Asian market that resulted in the weakening of heavy-crude prices in this region.

Products: The U.S. had the largest export share during the third quarter with 30.4%, primarily from the sale of gasoline and naphtha as a component for the production of finished gasoline. The Central American/Caribbean region had a 29.6% market share, as it is among the top purchasers of fuel oil to be used as raw material in the production of bunker fuels. Finally, Europe was the third-largest export destination with diesel deliveries at intermediate storage points such as Gibraltar, where trading companies sell the product to countries within the same continent or to Africa.

b.	Crude Oil, Products and Gas Prices:

Table 4 – Benchmark Crude Prices

A	B	C	D	E	F	G

USD/Bl	3Q 2015	3Q 2016	∆ (%)	Jan-Sep 15	Jan-Sep 16	∆ (%)
Brent	51.2	47.0	(8.2%)	56.5	43.2	(23.6%)
MAYA	39.8	35.6	(10.5%)	44.0	31.3	(28.9%)
WTI	46.4	44.9	(3.1%)	50.9	41.5	(18.4%)

Source: Platts and Bloomberg.

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Table 5 –Weighted Average Sales Price –Ecopetrol Group

A	B	C	D	E	F	G	H	I

USD/Bl	3Q 2015	3Q 2016	∆ (%)	Volume (mboed) 3Q 2016	Jan-Sep 15	Jan-Sep 16	∆ (%)	Volume (mboed) Jan-Sep 16
Crude Oil Basket	39.1	38.0	(2.8%)	449.0	45.1	33.6	(25.5%)	447.7
Refined Products Basket	62.9	52.6	(16.4%)	450.4	65.9	47.8	(27.5%)	437.4
Natural Gas Basket	21.4	23.1	7.9%	73.4	22.1	24.1	9.0%	78.0
				972.8				963.1

Crude: The crude oil export basket spread versus Brent during the third quarter of 2016 strengthened compared with the third quarter of 2015 (3Q 2016:-USD 9.0/Bl versus 3Q 2015:-USD12.1/Bl), as a result of the strategy implemented to export to high-value markets as the US.

During the third quarter of 2016, the crude oil export basket was 91% benchmarked to Brent, 7.6% to Maya and 1.4% to WTI. Compared to the same quarter in 2015, there was a 27.4% increase in Brent benchmarking, which is explained by the strategy of using the most liquid international price benchmarks at the export destinations.

Products: During the third quarter of 2016 the product export basket spread versus Brent decreased by USD 6.1/Bl compared to the same period of 2015, mainly due to the lower spreads of gasoline, diesel and jet fuel.

Natural Gas: During the third quarter of 2016, natural gas sales prices increased by USD 1.7 per equivalent barrel due to the implementation of new contracts since December 2015, when the El Niño climate phenomenon increased natural gas demand and boosted the prices.

c.	Income Statement

The Ecopetrol Group’s third quarter operating profit and EBITDA reached the highest level of the year, as a result of: i) the transformation plan (efficiencies and cost optimization); and ii) recovery of prices in the hydrocarbon sector. The third quarter shows profits attributable to Ecopetrol shareholders in the amount of COP 229 billion and an EBITDA of COP 4.9 trillion.

Table 6 – Income Statement – Ecopetrol Group

A	B	C	D	E	F	G	H	I

COP Billion	3Q 2015*	3Q 2016*	∆ ($)	∆ (%)	Jan-Sep 15*	Jan-Sep 16*	∆ ($)	∆ (%)
Local Sales	6,851	6,049	(802)	(11.7%)	18,953	18,195	(758)	(4.0%)
Export Sales	6,152	6,134	(18)	(0.3%)	20,361	16,224	(4,137)	(20.3%)
Total Sales	13,003	12,183	(820)	-6.3%	39,314	34,419	(4,895)	-12.5%
Variable Costs	6,775	6,102	(673)	(9.9%)	20,318	17,852	(2,466)	(12.1%)
Fixed Costs	2,287	2,636	349	15.3%	6,720	6,679	(41)	(0.6%)
Cost of Sales	9,062	8,738	(324)	-3.6%	27,038	24,531	(2,507)	-9.3%
Gross Profits	3,941	3,445	(496)	-12.6%	12,276	9,888	(2,388)	-19.5%
Operating Expenses	1,091	905	(186)	(17.0%)	3,519	3,268	(251)	(7.1%)
Operating Income	2,850	2,540	(310)	-10.9%	8,757	6,620	(2,137)	-24.4%
Financial Income (Loss)	(693)	(902)	(209)	30.2%	(3,002)	(1,404)	1,598	(53.2%)
Share of Profit of Companies	(37)	45	82	(221.6%)	11	14	3	27.3%
Income Before Income Tax	2,120	1,683	(437)	-20.6%	5,766	5,230	(536)	-9.3%
Provision for Income Tax	(1,233)	(1,237)	(4)	0.3%	(2,828)	(3,184)	(356)	12.6%
Net Income Consolidated	887	446	(441)	-49.7%	2,938	2,046	(892.0)	-30.4%
Non-Controlling Interests	(233)	(217)	16	(6.9%)	(617)	(667)	(50)	8.1%
Net Income Attributable to Owners of Ecopetrol	654	229	(425)	-65.0%	2,321	1,379	(942.0)	-40.6%

EBITDA	4,698	4,886	188	4.0%	15,003	13,545	(1,458)	(9.7%)
EBITDA Margin	36.1%	40.1%			38.2%	39.4%

*Unaudited Figures. Some amounts of 2015 have been changed or reclassified for comparison purposes.

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Paragraph 83 of IAS Standard 1 “Presentation of Financial Statements” specifies that the Company must disclose in the comprehensive income statement the profit or loss attributable to non-controlling interests (minority interest) and the profit or loss attributable to the shareholders of the parent company.

Income from sales in Q3 2016 dropped by 6.3% (-COP 820 billion) compared to the same period in the prior year, as a net result of:

a)	A decrease in the price of the weighted average basket of crude and products by –USD 4.2/Bl (-COP 791 billion) which reflects the performance of oil price benchmarks, mainly Brent.

b)	A decrease in the average Colombian peso-US dollar exchange rate for income obtained, which dropped from COP 2,984/USD (3Q 2015) to COP 2,926/USD, adversely impacting the total revenue of –COP 114 billion.

c)	An increase in sales volume (+COP 464 billion) attributed to the following:

o	Higher volume of refined and petrochemical products sold (+99 mboed) for +COP 1.12 trillion due to the commissioning of the Cartagena Refinery and higher demand due to the increase in the number of motor vehicles.
o	Lower crude sales volume (-53 mbod) at –COP 584 billion due to lower production, a decrease in third-party purchases in the country’s southern region due to the closure of wells by certain producers and provision of crude oil to supply the Cartagena Refinery.
o	Lower volume of gas sales (-12 mboed) at –COP 72 billion due to the country’s decreased thermal demand due to the end of the El Niño climate phenomenon.

d)	A decline in income from transportation services (–COP 379 billion) due to less transported volume as a result of the nationwide drop in production.

Cost of sales for 3Q 2016 fell by 3.6% (-COP 324 billion) compared to the same period in the prior year as a result of the following factors:

•	Variable costs: 9.9% drop (-COP 673 billion) as a result of:

a)	Lower purchase costs for crude, gas and products (-COP 613 billion), the net effect of:

o	Purchase volume (-COP 681 billion) attributed to the following: i) lower fuel imports of –COP 1.12 trillion (-59 mboed) at Reficar and Ecopetrol due to the start-up of the new refinery; ii) increase in crude imports and natural gas purchases by +COP 464 billion (+61 mboed) required for Reficar´s operation; and iii) other effects by +COP25 billion.
o	Average price of local purchases and imported crude and products by +COP 79 billion.
o	Decrease in the average Colombian peso-US dollar exchange rate for purchases (-COP 11 billion) which in average went from COP 2,936/USD (3Q 2015) to COP 2,934/USD (3Q 2016).

b)	Higher cost of depreciation, amortization and depletion (+COP 124 billion): primarily due to the additional production at the Rubiales and Cusiana oil fields, which are operating entirely under the direction of Ecopetrol since July 1, 2016.

c)	Decrease in the cost of transportation services (–COP 257 billion) due to optimization in the use of truck tankers by Ecopetrol and Hocol.

d)	Variation of inventories and others (+COP 73 billion), mainly due to the increase in the cost of energy and materials due to increased participation in Rubiales and Cusiana fields and the Cartagena refinery start-up.

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•	Fixed Costs: 15.3% increase (+COP 349 billion) as a result of:

a)	An increase in the cost of depreciation (+COP 325 billion) in connection with the start-up of the Cartagena refinery units and capitalization of major maintenance costs at the Barrancabermeja refinery.

b)	An increase in maintenance costs (+COP 123 billion), mainly attributable to the implementation of the 2016 maintenance plan at Cenit and at the Rubiales and Cusiana oil fields.

c)	A decrease in other items (-COP 99 billion), due to optimizations achieved in developing the business transformation plan for operating supplies, crude transportation costs with third parties and other expenses.

Costs in the 3Q of 2016 take into account the seasonal variation in the Company’s expenditures and increase in costs for the full the operation of the Rubiales and Cusiana fields as of July 1, 2016. We are currently reviewing strategies for optimizing costs and expenses to be implemented in the Rubiales field, and these strategies will be included in the transformation plan. Furthermore, the percentage of oil field royalties rose from 20% to 32% with the reversion.

During the third quarter of 2016 there was a COP 25 billion adverse impact to the financial results due to the attacks on infrastructure. This includes the repair of transportation systems, removal of improper connections, resumption of oil pipeline operations and decontamination of areas.

The 3Q 2016 gross margin was 28.3%, compared to 30.3% in 3Q 2015.

Operating expenses, which include exploratory expenses, decreased by 17% (-COP 186 billion) primarily due to the following factors: i) a decrease in exploratory expenses as a result of a reduction in seismic activity and fewer dry wells recorded during the period; ii) a decrease in agreements and taxes; and, iii) an increase in labor costs as a result of the implementation of a voluntary retirement plan.

There was a higher loss in net financial (non-operating) income/loss (-COP 209 billion) compared to the third quarter of the prior year as a result of the following factors:

a)	Foreign exchange rate difference (-COP 124 billion): a loss of (–COP 170 billion) was recorded in the third quarter of 2016 compared to a loss of (–COP 46 billion) in the third quarter of 2015.

The third quarter 2016 loss is attributable to the impact of the 1.2% revaluation of the Colombian peso against the US dollar given our net asset position in US dollar.

With the adoption of both the cash flow hedging for future crude exports and for net foreign investment the Company was able to mitigate the effect of the Colombian peso-US dollar exchange rate difference over 88% of Ecopetrol S.A.’s debt in US dollars, given that the exchange rate variations are recognized under Other Comprehensive Income (OCI) in Shareholder’s equity.

The third quarter 2015 exchange rate difference reflects the effect of the cash flow hedge for future exports retroactively applied between January 1 and September 30, 2015.

b)	Financial expenses (-COP 125 billion) rose due to an increase in our net interest payment, which resulted primarily from the higher leverage of the Ecopetrol Group as well as the recognition of interest paid on Reficar debt, which in 2015 were recorded as part of the projects´ value.

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c)	Mark to market valuation of derivative instruments related to foreign exchange and other minor items (+COP 40 billion).

The result of shares of profit in companies and joint ventures showed an increase of +COP 82 billion, explained in large by better results of Equion.

The third quarter of 2016 effective income tax rate rose to 73%, which is higher than the rate presented in the second quarter of 2016 (53%), mainly due to the effect of updating the estimated tax rate that is expected for year-end close, as required by IAS Standard 34. For the third quarter of 2016, the income tax incorporates the retroactive effect of the fiscal year in order to obtain the projected annual taxation rate for liquid income, which reflects the improvement in international oil prices, in contrast to a tax base for presumptive income that was projected for the second quarter of 2016. For the January to September 2016 period the effective income tax rate is 61%.

The third quarter of 2016 net income attributable to the Company’s shareholders was COP 229 billion, compared to COP 654 billion reported for the same quarter of the prior year. Year to date net income was COP 1.4 trillion.

The third quarter of 2016 EBITDA reached the highest level in the last five quarters, totaling COP 4.9 trillion, with an EBITDA margin of 40.1%, as compared to COP 4.5 trillion (38.5% margin) in the second quarter of 2016 and COP 4.7 trillion (36.1% margin) in the third quarter of 2015.

d.	Balance Sheet (Statement of Financial Position)

Table 7 – Balance Sheet –Ecopetrol Group

A	B	C	D	E

COP Billion	Jun 16	Sep 16	∆ ($)	∆ (%)
Current Assets	22,468	23,556	1,088	4.8%
Non Current Assets	98,935	97,566	(1,369)	(1.4%)
Total Assets	121,403	121,122	(281)	-0.2%

Current Liabilities	14,734	15,814	1,080	7.3%
Non-Current Liabilities	60,369	58,602	(1,767)	(2.9%)
Total Liabilities	75,103	74,416	(687)	-0.9%
Equity	46,300	46,706	406	0.9%
Non-Controlling Interests	1,786	1,701	(85)	(4.8%)
Total Liabilities and Equity	121,403	121,122	(281)	-0.2%

Assets decreased by COP 281 billion compared to the second quarter of 2016, due to the net effect of the following factors:

•	A decrease in assets for current taxes (-COP 2.44 trillion), primarily due to the refund of the income credit balance for the year ended December 31, 2015 by the Colombian Department of Taxes and Customs (DIAN).

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•	A decrease in property, plant and equipment, natural resources and intangible assets (-COP 1.55 trillion), mainly due to: i) the depreciations and amortizations recorded during the quarter; ii) the negative effect of the translation of assets of subsidiaries whose functional currency is not the Colombian peso; and iii) the positive effect of CAPEX investments.

•	An increase in other financial assets (+COP 3.62 trillion): Funds received in tax refund certificates (TIDIS) as part of the income credit balance of 2015 and the investment of excess liquidity given the recovery of oil prices in the third quarter of 2016.

•	An increase in other assets (+COP 87 billion).

Total liabilities decreased by COP 687 billion compared to the second quarter of 2016, due to the net effect of:

•	A decrease in the level of US dollar-denominated debt (-COP 1.46 trillion), due to the 1.2% revaluation of the Colombian peso during the third quarter and payment of bills of exchange for import purchases.

The Ecopetrol Group’s debt level was COP 52 trillion, 85% of which is denominated in US dollars and 15% is in domestic currency. Of the total foreign currency-linked debt, USD 5,312 million is a financial hedging instrument for future exports, while USD 5,200 million is a hedging instrument for net investment in foreign operations.

•	An increase in taxes payable (+COP 493 billion): primarily due to the net effect of the income tax provisions, partially offset by the last installment payment for wealth tax.

•	An increase in accounts payable (+COP 231 billion) related to increased investment and operating levels.

•	An increase of COP 52 billion in other minor variations in liabilities.

Total shareholder´s equity was COP 46.7 trillion, of which COP 45 trillion is attributable to Ecopetrol S.A. shareholders and COP 1.7 trillion to minority shareholders. There was an increase of COP 406 billion versus the second quarter of 2016 due to the effect of the third quarter 2016 results and a gain in cash flow and net investment hedges, partially offset by a loss due to the translation of assets and liabilities of subsidiaries whose functional currency is not the Colombian peso, resulting from the revaluation of the Colombian peso against the US dollar.

e.	Debt Transactions

As a result of the cost efficiencies accomplished in the transformation plan, strict capital discipline and more favorable price environment, the Company achieved a solid cash position by the end of the third quarter of 2016. As a result, on October 14 Ecopetrol S.A. was able to prepay a bilateral loan of COP 990 billion with Bancolombia, with maturity in February 2024.

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f.	Results by Segments

Table 8 – Quarterly Results by Segment

A	B	C	D	E	F	G	H	I	J	K

	E&P		Refining & Petrochem.		Transportation & Logistics		Eliminations		Ecopetrol Consolidated
COP Billion	3Q 2015	3Q 2016	3Q 2015	3Q 2016	3Q 2015	3Q 2016	3Q 2015	3Q 2016	3Q 2015	3Q 2016
Local Sales	1,875	2,006	5,306	4,843	2,863	2,430	(3,193)	(3,230)	6,851	6,049
Export Sales	5,338	4,869	850	2,041	0	0	(36)	(776)	6,152	6,134
Total Sales	7,213	6,875	6,156	6,884	2,863	2,430	(3,229)	(4,006)	13,003	12,183
Variable Costs	4,411	3,477	4,624	5,879	131	151	(2,391)	(3,405)	6,775	6,102
Fixed Costs	1,809	1,803	454	704	732	672	(708)	(543)	2,287	2,636
Cost of Sales	6,220	5,280	5,078	6,583	863	823	(3,099)	(3,948)	9,062	8,738
Gross profit	993	1,595	1,078	301	2,000	1,607	(130)	(58)	3,941	3,445
Operating Expenses	603	372	414	449	142	157	(68)	(73)	1,091	905
Operating Profit	390	1,223	664	(148)	1,858	1,450	(62)	15	2,850	2,540
Financial Income (Loss)	(331)	(618)	(282)	(160)	(54)	(107)	(26)	(17)	(693)	(902)
Share of profit of companies	(53)	42	4	3	11	0	1	0	(37)	45
Provision for Income Tax	(247)	(375)	(239)	(188)	(747)	(675)	0	1	(1,233)	(1,237)
Net Income Consolidated	(241)	272	147	(493)	1,068	668	(87)	(1)	887	446
Non-controlling interests	0	0	0	2	(233)	(219)	0	0	(233)	(217)
Net income attributable to owners of Ecopetrol	(241)	272	147	(491)	835	449	(87)	(1)	654	229

EBITDA*	1,745	2,816	888	324	2,125	1,729	(60)	17	4,698	4,886
EBITDA Margin	24.2%	41.0%	14.4%	4.7%	74.2%	71.2%	1.9%	-0.4%	36.1%	40.1%

* See reconciliation of EBITDA by segment in Tables 7 and 8 - Reconciliation of Consolidated EBITDA

Table 9 – January-September Financial Results by Segment

A	B	C	D	E	F	G	H	I	J	K

	E&P		Refining & Petrochem.		Transportation & Logistics		Eliminations		Ecopetrol Consolidated
COP Billion	Jan-Sep 15	Jan-Sep 16	Jan-Sep 15	Jan-Sep 16	Jan-Sep 15	Jan-Sep 16	Jan-Sep 15	Jan-Sep 16	Jan-Sep 15	Jan-Sep 16
Local Sales	6,141	5,759	14,537	13,524	7,822	8,130	(9,547)	(9,218)	18,953	18,195
Export Sales	17,872	13,479	2,527	4,577	0	0	(38)	(1,832)	20,361	16,224
Total Sales	24,013	19,238	17,064	18,101	7,822	8,130	(9,585)	(11,050)	39,314	34,419
Variable Costs	13,744	11,273	13,471	14,795	406	340	(7,303)	(8,556)	20,318	17,852
Fixed Costs	5,145	5,040	1,350	1,851	2,164	2,109	(1,939)	(2,321)	6,720	6,679
Cost of Sales	18,889	16,313	14,821	16,646	2,570	2,449	(9,242)	(10,877)	27,038	24,531
Gross profit	5,124	2,925	2,243	1,455	5,252	5,681	(343)	(173)	12,276	9,888
Operating Expenses	2,062	1,640	1,141	1,390	512	462	(196)	(224)	3,519	3,268
Operating Profit	3,062	1,285	1,102	65	4,740	5,219	(147)	51	8,757	6,620
Financial Income (Loss)	(2,143)	(627)	(623)	(497)	(194)	(216)	(42)	(64)	(3,002)	(1,404)
Share of profit of companies	(13)	0	13	15	11	(1)	0	0	11	14
Provision for Income Tax	(673)	(428)	(351)	(556)	(1,804)	(2,200)	0	0	(2,828)	(3,184)
Net Income Consolidated	233	230	141	(973)	2,753	2,802	(189)	(13)	2,938	2,046
Non-controlling interests	0	0	2	5	(619)	(672)	0	0	(617)	(667)
Net income attributable to owners of Ecopetrol	233	230	143	(968)	2,134	2,130	(189)	(13)	2,321	1,379

EBITDA*	7,589	5,773	1,898	1,529	5,662	6,192	(146)	51	15,003	13,545
EBITDA Margin	31.6%	30.0%	11.1%	8.4%	72.4%	76.2%	1.5%	-0.5%	38.2%	39.4%

 * See reconciliation of EBITDA by segment in Tables 9 and 10 - Reconciliation of Consolidated EBITDA

Exploration and Production

Income for the third quarter of 2016 decreased by 5% (-COP 338 billion) compared to the third quarter of the prior year mainly due to the following: i) a decrease in prices of the crude oil basket, in line with the international price performance; ii) lower production; and iii) a strengthening of the Colombian peso as compared to the US dollar, resulting in a decrease in the average Colombian peso-US dollar exchange rate for income earned by segment, which went from COP 2,984/USD in the third quarter of 2015 to COP 2,926/USD in the third quarter of 2016.

The cost of sales for the segment decreased by 15% (-COP 940 billion) as compared to the third quarter of the prior year as a result of the following: i) efforts aimed at cost optimization and operational efficiencies, primarily in outsourced services; ii) implementation of optimization strategies in the dilution factor, which reduced naphtha import costs; iii) reduced cost of hydrocarbon transportation via trucks and oil pipelines; and iv) lower purchases of crude associated with lower volumes produced.

11

There was a 38% reduction in operating expenses (-COP 231 billion) compared to the third quarter of 2015, mainly due to the recording of the exploratory expense associated with the Sea Eagle well, which Ecopetrol America Inc. declared dry in the third quarter of 2015, and to improvements made to agreements and contract management procedures in 2016.

The net financial result shows an increase of COP 287 billion during the third quarter of 2016 compared to the third quarter of the prior year, mainly due to the increase in expenses for interest associated with the higher debt and the loss from exchange rate difference on the asset dollar position given the revaluation of the closing rate of the Colombian peso against the US dollar between June and September 2016.

Net results for the third quarter of 2016 yielded a profit of COP 272 billion attributable to Ecopetrol shareholders, compared to a loss of COP 241 billion in the third quarter of 2015.

The third quarter of 2016 segment EBITDA totaled COP 2.82 trillion, which represents an increase of 61.1% compared to COP 1.75 trillion for the third quarter of 2015. EBITDA margin rose from 24.2% in the third quarter of 2015 to 41% in the third quarter of 2016.

Refining and Petrochemicals

In the third quarter of 2016, revenue increased by 12% (+COP 728 billion) compared to the third quarter of the prior year, due primarily to the start-up of the Cartagena refinery, which allowed us to export products such as fuel oil, naphtha and ultra-low-sulfur-diesel, which offset the drop in international benchmark prices.

Revenues minus variable cost of the Cartagena refinery went from COP 73 billion in the third quarter of 2015 to COP 194 billion in third quarter of 2016, equivalent to a 166% increase.

The cost of sales for the segment increased by +COP 1.51 trillion due to the start-up of all units at the Cartagena refinery, which entails major purchases of raw materials, primarily crude oil, and a higher cost of depreciation.

Operating expenses increased by 8% (+COP 35 billion) in the third quarter of 2016 compared to the third quarter of the prior year, in connection with the start-up of the Cartagena refinery, mainly labor expenses and outsourced services.

There was a net financial loss of COP 160 billion during the third quarter of 2016, compared to a net loss of COP 282 billion during the third quarter of the prior year, as a result of: i) revaluation of the Colombian peso-US dollar exchange rate during the third quarter of 2016, against the retroactive application of hedge accounting during the third quarter of 2015; and, ii) recognition of financial debt interest, which was capitalized during the third quarter of 2105.

The consolidated segment had a net loss of COP 491 billion attributable to the shareholders for the third quarter of 2016, compared to a profit of COP 147 billion during the third quarter of the prior year.

EBITDA was COP 324 billion (4.7% margin) compared with COP 888 billion (14.4% margin) in the third quarter of 2015. This decrease is explained mainly by the drop in product prices and the costs and expenses related with the startup of the Cartagena refinery. It is important to note, however, that the Cartagena refinery is currently in the stabilization and performance testing stage. Once this phase is completed, we will then commence the process of maximizing refinery profitability.

12

Transportation and Logistics

Revenue for the third quarter of 2016 decreased by 15% (-COP 433 billion), mainly due to the lower volume transported through pipelines as a result of the decline in the country’s crude production.

Sales costs decreased by 5% (-COP 40 billion) primarily due to the following: i) optimizations implemented in segment companies, partially offset by ii) an increase in energy costs and iii) increased consumption of drag-reducing agents associated with the transport of heavier crude.

Operating expenses increased by 11% compared to the same period of the prior year (+COP 15 billion) due to labor costs associated with a voluntary retirement plan.

The net financial result reported a higher expense by COP 53 billion due to the impact of the revaluation of the Colombian peso-US dollar exchange rate between June and September of 2016 on the asset position of the segment companies.

The segment recorded a net profit attributable to Ecopetrol shareholders of COP 449 billion, compared to COP 835 billion during the same period in 2015.

The 2016 segment EBITDA for the third quarter was COP 1.73 trillion with a 71% margin, with approximately 40% of total EBITDA in this segment generated through third-party transactions.

g.	Result of Cost and Expense Reduction Initiatives

The business transformation plan includes initiatives that impact: i) costs and expenses in the Income Statement; ii) revenues; iii) CAPEX efficiencies; and iv) subsidiary efficiencies.

The savings and efficiencies accumulated over the course of the year-to-date period total COP 1.9 trillion as a result of: i) the business transformation plan, which yielded savings of COP 617 billion in the third quarter of 2016, for a cumulative total of COP 1.6 trillion for the year-to-date period in structural savings and ii) austerity measures and reduced operating activity, which amount to COP 300 billion in non-structural savings for the year-to-date.

The main contributions to savings and efficiencies in 2016 year to date are:

Dilution (COP 563 billion): Lower use of diluent, reduced use of fuel trucks and logistical savings from the increase in viscosity for crude transportation (currently 405 cSt2).

Transportation line maintenance (COP 203 billion): Operation, maintenance and operational synergies for lines and ports between transportation segment subsidiaries.

The efficiencies realized in 2016 are summarized in the following charts:

2 cSt: centistokes: viscosity kinematic unit.

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Chart 1 – Reduction of Costs and Expenses – Ecopetrol Group

Table 10 – Reduction of Costs and Expenses in the Income Statement – Ecopetrol Group

A	B	C	D	E

COP Billion	Jan-Sep 15	Jan-Sep 16	∆ ($)	∆ (%)
Association Services (1)	971	884	(87)	(9.0%)
Maintenance	676	532	(144)	(21.3%)
Contracted Services	882	592	(290)	(32.9%)
Operational Supplies	196	140	(56)	(28.6%)
Labor Cost	1,108	1,043	(65)	(5.9%)
General Cost	93	69	(24)	(25.8%)
Fixed Costs	3,926	3,260	(666)	-17.0%

Association Services (1)	434	250	(184)	(42.4%)
Process' Materials	318	454	136	42.8%
Variable Costs	752	704	(48)	-6.4%

Labor	443	467	24	5.4%
Commissions, Fees and Serv.	235	145	(90)	(38.3%)
Customs	131	137	6	4.6%
General	245	187	(58)	(23.7%)
Operating Expenses	1,054	936	(118)	-11.2%

Total Costs and Expenses (2)	5,732	4,900	(832)	-14.5%

(1)	Effect of the Rubiales reversion as of July 2016 and the reduction in association services that affect other direct cost lines.
(2)	Does not include variable cost headings such as dilution and transportation, among others, which require standardization for price, exchange rate and utilization factor for optimization analysis.

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II.	Operating Results

a.	Investments

Table 11 – Investments* by segment – Ecopetrol Group

A	B	C	D	E

(Jan-Sep 16) - USD million	Ecopetrol S.A.	Affiliates and Subsidiaries**	Total	Share
Production	628.0	121.7	749.7	37.7%
Refining, Petrochemicals and Biofuels	47.2	718.9	766.1	38.5%
Exploration	34.1	125.9	160.0	8.1%
Transportation	1.9	277.8	279.7	14.1%
Corporate	28.3	0.0	28.3	1.4%
New Businesses	1.3	0.0	1.3	0.1%
Supply and Marketing	2.2	0.0	2.2	0.1%
Total	743.0	1,244.3	1,987.3	100.0%

*The investments differ from the Capex in the Cash Flow Statement in the Annex of this report. The investments in this table include and Capex and some Opex flows for the investment projects, while the investment line in the Cash Flow Statement only includes Capex.

**Prorated by the participation of Ecopetrol.

Investments as of September 30, 2016 totaled USD 1,987 million (37% in Ecopetrol S.A. and 63% in affiliates and subsidiaries) and were distributed as follows:

Production: The drilling campaign is concentrated in the Piedemonte, Castilla and Rubiales fields where we are performing civil engineering work to expand surface facilities and locations. Workovers have also been carried out at the La Cira and Chichimene fields and in the Huila region. The drilling campaign in Rubiales field began on October 5th.

Refining, Petrochemicals and Biofuels: Investments in the completion and start-up of Reficar and in the Bioenergy project.

Exploration: The majority of investments pertain to onshore activity, which as of September has been concentrated in the Nogal, Cardón and Playón seismic surveys, and social-environmental contract obligations.

Transportation: Consists mainly of the development of the P135 Ocensa and San Fernando- Monterrey projects.

Corporate and others: Services related to the completion of ongoing projects, primarily technology renovation.

b.	Exploration

Exploration in Colombia: The Payero 1 exploratory well of Hocol S.A. (operated by Equion) in the Niscota block at Piedemonte Llanero (Hocol S.A. 20%, Total 50% and Repsol 30%), showed a 95% drilling progress as of the end of the third quarter.

In seismic activity, we have moved forward with the acquisition of two 2D seismic programs (Cardon 2D and Nogal 2D) in the Caguán – Putumayo basin (50% Ecopetrol S.A. and 50% Emerald), with a cumulative total of 150 km.

15

Drilling of the Boranda 1 well began in early October in Valle Medio del Magdalena, operated by Parex (50% Ecopetrol S.A. and 50% Parex).

Drilling activities for the Purple Angel well (operated by Anadarko), an appraisal well in the Kronos discovery, will commence in the fourth quarter of 2016 and will allow us to size the exploratory potential of the Colombian offshore basin.

Block offering: Round 1/2016 was launched and offers participation in 5 onshore exploration blocks in Colombia. The data room phase was completed and we expect to receive bids by late 2016.

International Exploration: International activities included initial drilling of the Warrior well located in the Green Canyon area along the Gulf of Mexico (US). The participants in this well are EAI (Ecopetrol America Inc) with 20%, JX Nippon Oil & Gas Exploration with 15% and Anadarko Petroleum Corporation, the operator, with 65%; as of the quarter-end, the well was being drilled.

c.	Production

Table 12 – Gross Production* - Ecopetrol Group

A	B	C	D	E	F	G

mboed	3Q 2015	3Q 2016	∆ (%)	Jan-Sep 15	Jan-Sep 16	∆ (%)
Crude Oil	570.2	557.5	(2.2%)	587.0	552.9	(5.8%)
Natural Gas	115.8	114.3	(1.3%)	120.3	116.7	(3.0%)
Total Ecopetrol S.A.	686.0	671.8	(2.1%)	707.3	669.6	(5.3%)

Crude Oil	22.2	19.0	(14.3%)	21.1	17.9	(15.1%)
Natural Gas	0.1	0.7	730.7%	0.1	0.7	608.9%
Total Hocol	22.3	19.7	(11.5%)	21.2	18.6	(12.4%)

Crude Oil	4.7	4.1	(12.8%)	4.9	4.2	(15.1%)
Natural Gas	1.2	1.3	8.3%	1.2	1.2	0.0%
Total Savia**	5.9	5.4	(8.5%)	6.1	5.4	(12.1%)

Crude Oil	12.2	12.2	0.1%	11.2	12.5	11.2%
Natural Gas	9.0	4.7	(48.0%)	8.9	7.1	(20.2%)
Total Equion**	21.2	16.9	(20.4%)	20.1	19.6	(2.7%)

Crude Oil	2.7	7.3	170.2%	2.9	4.2	46.4%
Natural Gas	2.8	1.5	(46.0%)	2.9	0.9	(69.4%)
Total Ecopetrol America	5.5	8.8	60.2%	5.8	5.1	(11.5%)

Crude Oil	612.0	600.1	(1.9%)	627.1	591.7	(5.6%)
Natural Gas	128.9	122.5	(5.0%)	133.4	126.6	(5.1%)
Total Group's Production	740.9	722.6	(2.5%)	760.5	718.3	(5.5%)

*Gross production includes royalties and is prorated by Ecopetrol’s participation in each company.

**Equion and Savia are not consolidated in the Ecopetrol Group.

Note: natural gas production includes white products.

The Ecopetrol Group’s production during the third quarter totaled 723 mboed, a 3.9% increase as compared to the second quarter of 2016 and a 2.5% decrease as compared to the third quarter of 2015. This decrease is primarily due to the streamlining of drilling activity given the focus on profitable barrels amid a low oil price environment.

Nevertheless, taking into account the higher oil prices observed since the second quarter of 2016, drilling has continued at the Castilla field and investments were approved for drilling and workovers. Through these projects we hope to gradually add 25 mbod by 2017 that will help mitigate the declining of mature fields.

16

It is important to note that during the third quarter, and as part of the program to increase the exit production rate for 2016, the Caño Sur field was reactivated with 1.2 mbod (50% for Ecopetrol), which had been temporarily suspended due to the low oil prices observed earlier in this year.

In line with our announcement in the second quarter, international production improved as a result of the start-up of the Gunflint field (US Gulf of Mexico) in July 2016. Ecopetrol America Inc. achieved a production volume of 8.8 mboed in the third quarter of 2016, 60% more than in the same period of the prior year.

Table 13 – Net Production* - Ecopetrol Group**

A	B	C	D	E	F	G

mboed	3Q 2015	3Q 2016	∆ (%)	Jan-Sep 15	Jan-Sep 16	∆ (%)
Crude Oil	528.5	501.0	(5.2%)	541.0	504.7	(6.7%)
Natural Gas***	108.6	103.3	(4.9%)	112.3	107.2	(4.5%)
Total	637.1	604.3	(5.1%)	653.3	611.9	(6.3%)

*Gross production does not include royalties and is prorated by Ecopetrol’s participation in each company.

**Equión and Savia are not consolidated in the Ecopetrol Group.

***Gas production includes white products.

Projects to increase Recovery Factor:

Ecopetrol currently has 17 active pilot projects aimed at increasing the recovery factor and another one in development, 67% of which are directly operated while the others are operated by partners. To date, 11 of these projects have shown signs of increased production. The Company also has 13 projects that have completed the pilot phase and are being reviewed for potential future expansion.

The water injection pilot project in the Castilla field continues to provide valuable information for the consolidation of this technology in the field, to date showing an increased production response of 60% (783 mbod) in the pilot area.

In the Chichimene field, the five existing water injection patterns responded positively to increased pressure and two of them showed a production response. These patterns have resulted in a total increase in production of 82% (2,404 mbod). These results have allowed us to advance in designing the business case to expand technology in the field. This field poses a significant challenge for Ecopetrol due to its particular characteristics of extra heavy crudes and considerable depths required for the wells.

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Table 14 – Gross Average Production by Region – Ecopetrol Group Participation

A	B	C	D	E	F	G

mboed	3Q 2015	3Q 2016	∆ (%)	Jan-Sep 15	Jan-Sep 16	∆ (%)
La Cira-Infantas	22.9	18.9	(17.5%)	23.5	18.9	(19.6%)
Casabe	20.9	17.3	(17.2%)	22.5	18.3	(18.7%)
Yarigui	19.6	16.7	(14.8%)	18.0	17.6	(2.2%)
Other	31.8	29.5	(7.2%)	33.8	32.6	(3.6%)
Total Central Region	95.2	82.4	(13.4%)	97.8	87.4	(10.6%)
Castilla	122.9	118.1	(3.9%)	121.4	123.2	1.5%
Chichimene	77.7	72.7	(6.4%)	78.5	74.9	(4.6%)
Cupiagua	37.3	38.4	2.9%	36.1	41.2	14.1%
Cusiana (2)	0.0	38.6		0.0	13.0
Other (3)	22.5	15.1	(32.9%)	23.6	16.7	(29.2%)
Total Orinoquía Region	260.4	282.9	8.6%	259.6	269.0	3.6%
Huila Area	8.2	7.8	(4.9%)	8.7	8.2	(5.7%)
San Francisco Area	8.0	6.3	(21.3%)	8.3	6.7	(19.3%)
Tello Area	4.8	4.7	(2.1%)	4.9	4.8	(2.0%)
Other	10.8	10.0	(7.4%)	11.2	9.4	(16.1%)
Total South Region	31.8	28.8	(9.4%)	33.1	29.1	(12.1%)
Rubiales (1)	0.0	127.1		0.0	42.7
Caño Sur (3)	0.0	0.1		0.0	0.0
Total East Region	0.0	127.2		0.0	42.7
Rubiales (1)	94.7	0.0	(100.0%)	94.2	55.3	(41.3%)
Cusiana (2)	32.2	0.0	(100.0%)	32.6	20.0	(38.7%)
Guajira	40.0	32.1	(19.8%)	43.7	34.6	(20.8%)
Caño Limón	12.0	15.8	31.7%	24.8	23.3	(6.0%)
Piedemonte	30.4	30.2	(0.7%)	28.0	30.6	9.3%
Quifa	23.8	18.9	(20.6%)	24.5	20.4	(16.7%)
Nare	18.1	15.7	(13.3%)	18.2	16.3	(10.4%)
Other	47.4	37.8	(20.3%)	50.8	40.9	(19.5%)
Total Associated Operations*	298.6	150.5	(49.6%)	316.8	241.4	(23.8%)

Total Ecopetrol S.A.	686.0	671.8	(2.1%)	707.3	669.6	(5.3%)

Direct Operation	391.8	523.8	33.7%	395.0	431.3	9.2%
Associated Operation	294.2	148.1	(49.7%)	312.3	238.3	(23.7%)

Ocelote	15.2	12.0	(21.1%)	14.2	11.2	(21.1%)
Other	7.1	7.7	8.5%	7.0	7.4	5.7%
Total Hocol	22.3	19.7	(11.7%)	21.2	18.6	(12.3%)
Piedemonte	15.4	15.3	(0.6%)	14.2	15.5	9.2%
Tauramena/Rio Chitamena	4.5	0.4	(91.1%)	4.6	2.9	(37.0%)
Other	1.3	1.2	(7.7%)	1.3	1.2	(7.7%)
Total Equión**	21.2	16.9	(20.3%)	20.1	19.6	(2.5%)
Lobitos	2.4	2.2	(8.3%)	2.6	2.2	(15.4%)
Peña Negra	2.3	2.0	(13.0%)	2.3	2.1	(8.7%)
Other	1.2	1.2	0.0%	1.2	1.1	(8.3%)
Total Savia**	5.9	5.4	(8.5%)	6.1	5.4	(11.5%)
Dalmatian	4.4	1.4	(68.2%)	4.6	1.6	(66.2%)
K2	1.1	1.9	72.7%	1.2	1.7	44.3%
Gunflint	0.0	5.5		0.0	1.8
Total Ecopetrol America Inc.	5.5	8.8	60.0%	5.8	5.1	(11.5%)

Total Affiliates	54.9	50.8	(7.5%)	53.2	48.7	(8.4%)

Total Group's Production	740.9	722.6	(2.5%)	760.5	718.3	(5.5%)

*The fields previously classified as Minor Assets belong to the Vice President of Assets with Partners, regardless of the operation type.

**Equión and Savia are not consolidated in the Ecopetrol Group.

(1) Rubiales: This field belonged to the Vice President of Assets with Partners until the close of the first semester of 2016. As of July 1, it belongs to the new Regional Vice President of Oriente.

(2) Cusiana: This field belonged to the Vice President of Assets with Partners until June 30, 2016. Thereafter, it belongs to the new Regional Vice President of Orinoquia.

(3) Caño Sur: This field belonged to the Regional Vice President of Orinoquia until June 30, 2016. Thereafter, it belongs to the new Regional Vice President of Oriente.

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Table 15 – Gross Production - Ecopetrol Group (By type of Crude)

A	B	C	D	E	F	G

mbod	3Q 2015	3Q 2016	∆ (%)	Jan-Sep 15	Jan-Sep 16	∆ (%)
Light	64.9	68.9	6.2%	62.9	65.8	4.6%
Medium	193.0	168.0	(13.0%)	209.2	181.1	(13.4%)
Heavy	354.1	363.2	2.6%	355.0	344.8	(2.9%)
Total	612.0	600.1	(1.9%)	627.1	591.7	(5.6%)

Lifting Cost of the Group

Table 16 – Lifting Cost - Ecopetrol Group

A	B	C	D	E	F	G

USD/Bl	3Q 2015	2Q 2016	3Q 2016	L12M	Jan-Sep 15	Jan-Sep 16
Lifting Cost	6.89	5.36	7.25	6.39	7.29	5.79

The lifting cost per barrel produced during the third quarter, excluding royalties, was USD 7.25/Bl compared to USD 6.89/Bl during the third quarter of 2015. This 5.2% increase is largely explained by:

•	Volume Effect: an increase of USD 0.31/Bl due to reduced production volume between the third quarter of 2016 and the same period of 2015.

•	Cost Effect: an increase of USD 0.08/Bl due to the net effect of:

o	Higher costs per barrel resulting from the Gunflint oilfield start-up at the subsidiary Ecopetrol America Inc, which is currently in the stabilization phase.

o	Lower costs per barrel in Ecopetrol operations, attributable to the results of our optimization strategies, which have allowed for:

▪	Maintenance of subsoil: fees reduction through renegotiation of contracts, low failure rate and shorter well intervention times.

▪	Surface Maintenance: lower frequency in maintenance of operating infrastructure due to improvement of maintenance routines and reliability of equipment; priority given to essential equipment and equipment that is highly critical to the operation.

▪	Energy: rate reduction, higher start-up efficiency of owned generation facilities and an increase in electrical reliability.

▪	Fluid treatment: Reduced quantity of chemicals used during the process, and fees reduction through renegotiation of contracts.

•	Exchange Rate Effect: a decrease of USD 0.03/Bl due to the restatement of costs denominated in Colombian pesos to US dollars at a higher exchange rate (COP 2,946/USD in the third quarter of 2016 as compared to COP 2,936/USD in the third quarter of 2015).

The lifting cost indicator per barrel produced, excluding royalties, increased 35.2% between the second and third quarters of 2016 (going from USD 5.36/Bl to USD 7.25/Bl) due to: i) the start-up of Gunflint field of EAI; and ii) higher expenditures execution, in line with the seasonal trend of the second semester of each year.

19

The lifting cost indicator per barrel produced from January 1 to September 30, 2016, excluding royalties, yielded a result of USD 5.79/Bl.

The portion of lifting cost denominated in US dollars is 14%.

d.	Transportation

Table 17 – Volumes Transported

A	B	C	D	E	F	G

mbod	3Q 2015	3Q 2016	∆ (%)	Jan-Sep 15	Jan-Sep 16	∆ (%)
Crude	947.4	810.6	(14.4%)	982.7	876.6	(10.8%)
Refined Products	247.6	265.6	7.3%	250.2	262.0	4.7%
Total	1,195.0	1,076.2	(9.9%)	1,232.9	1,138.6	(7.7%)

Note: The transported volumes correspond to companies of the Ecopetrol Group and to third parties.

Crude: The volume of crude oil transported through the main pipeline systems of Cenit S.A.S. and its subsidiaries during the third quarter of 2016 decreased by 14.4% compared to the same quarter of the prior year. This decrease is largely due to lower production of hydrocarbons in the country, which resulted in a reduction in volumes transported in most of the systems. Of the total volume of crude oil transported through pipelines, approximately 65% is owned by Ecopetrol

Refined Products: The volume of refined products transported by Cenit S.A.S. during the third quarter of 2016 increased by 7.3% compared to the same period in the prior year, as a result of: i) increased use of the Cartagena - Barranquilla system for fuel supply in the country’s northern region; and ii) increased transported volumes from the Barrancabermeja Refinery to supply the inner part of Colombia. Of the total volume of products transported through pipelines, approximately 20% is owned by Ecopetrol.

Progress of Projects during the Third Quarter of 2016:

SAN FERNANDO – MONTERREY: construction of the electrical line towers was completed and the electromechanical assembly of the San Fernando station is continuing.

TRANSPORTATION INITIATIVE FOR HIGH VISCOSITY CRUDE: activities began for dilution in Coveñas, which allows for crude oil to be sold at a viscosity of 405 cSt3. This project will make it possible to transport more viscous crude, which entails reducing dilution costs for senders both in the purchase of naphtha and in its pipeline transport.

OCENSA P135: this project is now in the completion and start-up testing stage. It is expected to start operating by the first quarter of 2017.

3 cSt: centistokes: viscosity kinematic unit.

20

Cost per Barrel Transported

Table 18 – Cost per Barrel Transported - Ecopetrol Group

A	B	C	D	E	F	G

USD/Bl	3Q 2015	2Q 2016	3Q 2016	L12M	Jan-Sep 15	Jan-Sep 16
Cost per Barrel Transported	3.42	3.85	3.46	3.19	3.95	3.58

The third quarter 2016 cost per barrel transported indicator for the Ecopetrol Group companies was USD 3.46/Bl, an increase of 1.2% as compared to the same period in the prior year (USD 3.42/Bl), due to the following effects:

•	Volume Effect: USD 0.34/Bl increase due to lower transported volume.

•	Expenditure Effect: USD 0.29/Bl decrease resulting from optimizations in the operating and maintenance process, operating efficiencies achieved in the transportation systems and synergies in the segment.

•	Exchange Rate Effect: USD 0.01/Bl decrease due to the restatement of costs denominated in Colombian pesos to US dollars at a higher exchange rate (COP 2,946/USD in the third quarter of 2016 as compared to COP 2,936/USD in the third quarter of 2015).

The cost per barrel transported indicator for the Ecopetrol Group companies during the year-to-date amounts to USD 3.58/Bl.

The portion of the cost per barrel transported denominated in US dollars for the Ecopetrol Group is 8%.

e.	Refining

Cartagena Refinery:

On July 11, 2016, the start-up of the complex was completed with the introduction of the alkylation unit, allowing the refinery to enter into the stabilization stage and performance testing that is expected to last until 2017.

In the stabilization process some bottlenecks are being solved and tunings are being made in order to fulfill an optimal operation of the refinery.

During the first nine months of 2016, Reficar’s average volume of domestic sales was 49.9 mboed, 26% higher than in the same period of 2015 (39.7 mboed). This growth is largely attributed to the sale of: i) diesel, jet fuel, kerosene, gasoline; and, ii) petrochemical products such as sulphur, light cycle oil, arotar and propylene, products that were not sold in 2015.

In the year-to-date period, 80.5 mboed have been exported, with international sales of high and low sulfur diesel starting in August (cumulative total: approximately 2 million barrels). For supply load to the refinery, 55.5 mbod of crude were imported and 59.1 mbod were purchased in the domestic market, nearly all of which were supplied by Ecopetrol Group companies. 17.3 mboed of products were also imported.

The accumulated average load was 113.5 mbod, with an average production output of 113.1 mboed.

21

During the third quarter of 2016, performance tests were completed for the following units: crude, hydrogen generation, naphtha hydrotreating, merichem treatment and naphthenic neutralizing of spent caustic sodas.

Barrancabermeja Refinery:

Table 19 – Load, Utilization Factor and Production – Barrancabermeja Refinery

A	B	C	D	E	F	G

	3Q 2015	3Q 2016	∆ (%)	Jan-Sep 15	Jan-Sep 16	∆ (%)
Refinery runs* (mbod)	208.2	213.4	2.5%	219.5	214.6	(2.2%)
Utilization factor (%)	71.8%	74.4%	3.6%	76.4%	75.4%	(1.3%)
Production (mboed)	209.6	213.8	2.0%	220.8	215.1	(2.6%)

*Corresponds to volumes actually loaded, not to those received.

There was an increase in the crude load, the utilization factor and the production of refined products in the third quarter of 2016 as compared to the third quarter of 2015 as a result of scheduled maintenance that was performed on the U-200 crude unit during the third quarter of 2015.

Costs and Margins of the Refining Segment

Table 20 – Cash Operating Cost - Ecopetrol Group

A	B	C	D	E	F	G

USD/Bl	3Q 2015	2Q 2016	3Q 2016	L12M	Jan-Sep 15	Jan-Sep 16
Refining Operating Cash Cost	4.33	4.33	4.51	4.08	4.51	4.11

The cash operating cost for the Ecopetrol Group4 during the third quarter of 2016 was USD 4.51/B, which when compared to the same period of 2015 (USD 4.33/Bl), presents an increase of 4.1%, due to the following effects:

•	Cost Effect: +USD 0.34/Bl:

o	–USD 0.22/Bl: lower fixed costs associated with optimization strategies for maintenance, operating costs and support services.

o	+USD 0.56/Bl: higher Propilco´s operating costs, primarily for materials supplies and industrial services associated with a higher volume produced and sold during the third quarter of 2016 compared to the same period of 2015. During this same period Propilco´s net income grew by 25%.

•	Volume Effect: -USD 0.14/Bl reduced costs associated with a higher load of crude and a higher production and sales volume of Propilco in the third quarter of 2016 compared to the third quarter of 2015.

•	Exchange Rate Effect: a -USD 0.02/Bl decrease due to the restatement of costs denominated in Colombian pesos to US dollars at a higher exchange rate (COP 2,946/USD in the third quarter of 2016 as compared to COP 2,936/USD in the third quarter of 2015).

The accumulated cost for the year was USD 4.11/Bl.

The portion in US dollars corresponding to refining costs is 20%.

4 Include operations only at the Barrancabermeja refinery and Propilco.

22

Table 21 – Refining Margin–Barrancabermeja Refinery

A	B	C	D	E	F	G

	3Q 2015	3Q 2016	∆ (%)	Jan-Sep 15	Jan-Sep 16	∆ (%)
Refining Margin (USD/bl)	16.7	13.4	(19.9%)	17.5	13.7	(21.9%)

The decrease in the gross refining margin of Barrancabermeja between the third quarter of 2016 and the third quarter of 2015 is mainly due to lower price differentials of refined products as compared to crude oil, in line with the international market trends.

III.	Organizational Consolidation, Corporate Responsibility and Corporate Governance (Ecopetrol S.A.)

a.	HSE Performance

Table 22 – HSE Performance (Health, Safety and Environment)

A	B	C	D	E

HSE Index*	3Q 2015	3Q 2016	Jan-Sep 15	Jan-Sep 16
Accident Frequency Index (accidents per million labor hours)	0.59	0.73	0.45	0.45
Environmental Incidents	2	4	6	5

*The results of the indicators are subject to change after quarter-end given that some of the accidents and incidents are reclassified according to the final result of the analyses.

b.	Corporate Governance

An Extraordinary Shareholders Meeting was held on September 14, 2016 for the purpose of submitting to the shareholders, for consideration, the appointment of the Board of Directors, due to the vacancies resulting from the resignations of Gustavo Carvajal Sinisterra, Roberto Steiner Sampedro and Jorge Pinzón Sánchez.

As a result of the Extraordinary Shareholders Meeting, the Board of Directors of Ecopetrol S.A. for the September 2016 to March 2017 period is as follows:

Table 23 – Composition of the Board of Directors

Name	Member
Minister of Finance and Public Credit	Non independent
Director National Planning Agency	Non independent
Ana Milena López Rocha	Non independent
Yesid Reyes Alvarado	Independent
Jaime Ardila Gómez	Independent
Carlos Cure Cure	Independent
Joaquín Moreno Uribe	Independent
Horacio Rueda Ferreira	Independent
Juan José Echavarría Soto	Independent

23

c.	Corporate Responsibility

Social Investment:

During the third quarter of 2016, resources for educational and cultural programs were invested in the amount of COP 2,638 million. The amount accumulated between January 1 and September 30, 2016 totaled COP 6,788 million, allocated as follows: COP 6,371 million for education and culture and COP 417 million for regional competitiveness.

IV.	Discussion of Quarterly Results

Ecopetrol Management will host two online presentations to review and discuss the third quarter 2016 results:

Spanish	English
November 16, 2016	November 16, 2016
7:30 a.m. Bogota	8:45 a.m. Bogota
7:30 a.m. New York and Toronto (EDT)	8:45 a.m. New York and Toronto (EDT)

The webcast will be available on the Ecopetrol website: www.ecopetrol.com.co.

Please make sure that your browser supports ordinary online presentations. We recommend the latest versions of Internet Explorer, Google Chrome and Mozilla Firefox.

Forward-looking Statements

This release may contain forward-looking statements related to the business prospects, estimates of operating and financial results, and growth forecasts for Ecopetrol. These are projections, and, as such, are based solely on the expectations of management with regard to the Company’s future and continuous access to capital to finance the company’s business plan. Such forward-looking statements depend essentially on changes in market conditions such as government regulations, competitive pressures, and the performance of the Colombian economy and industry, among other factors. Therefore, they are subject to change without prior notice.

Contact Information:

Head of Corporate Finance and Investor Relations

María Catalina Escobar

Tel.: +571-234-5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Tel.: + 571-234-4329

Fax: +571-234-4480

E-mail: mauricio.tellez@ecopetrol.com.co

24

V.	Ecopetrol Group Exhibits

Table 1 – Domestic Purchases and Imports – Ecopetrol Group

A	B	C	D	E	F	G

Local Purchases (mboed)	3Q 2015	3Q 2016	∆ (%)	Jan-Sep 15	Jan-Sep 16	∆ (%)
Crude Oil	152.9	155.2	1.5%	175.8	160.6	(8.6%)
Natural Gas	1.5	2.5	66.7%	1.9	2.6	36.8%
Refined Products	6.2	3.7	(40.3%)	6.2	4.9	(21.0%)
Diluent	2.7	0.3	(88.9%)	1.9	0.3	(84.2%)
Total	163.3	161.7	(1.0%)	185.8	168.4	(9.4%)

Imports (mboed)	3Q 2015	3Q 2016	∆ (%)	Jan-Sep 15	Jan-Sep 16	∆ (%)
Crude Oil	4.9	65.3	1,232.7%	1.7	55.5	3,164.7%
Refined Products	154.7	95.7	(38.1%)	132.4	105.0	(20.7%)
Diluent	53.6	54.0	0.7%	60.8	55.0	(9.5%)
Total	213.2	215.0	0.8%	194.9	215.5	10.6%

Modification of information presented in 2015 for refined products: i) domestic purchase: from 6.1 mboed to 6.2 mboed in the third quarter of 2015 and from 15.3 mboed to 6.2 mboed in the nine-month period ended September 30, 2015; and ii) import of 176.2 mboed to 154.7 mboed in the third quarter of 2015 and of 210.9 mboed to 132.4 mboed in the nine-month period ended September 30, 2015, to correct the amount of purchases of Propilco raw material.

The product degraded to diluent is removed from the domestic diluent purchases line (4.9 mbd in the third quarter of 2015 and 5.5 mbd in the nine-month period ended September 30, 2015) given that it is not a purchase.

25

Table 2 –Statement of Profit or Loss – Ecopetrol Group

A	B	C	D	E

COP Billion	3Q 2015*	3Q 2016*	Jan-Sep 15*	Jan-Sep 16*
Revenue
Local Sales	6,851	6,049	18,953	18,195
Export Sales	6,152	6,134	20,361	16,224
Total Revenue	13,003	12,183	39,314	34,419
Cost of Sales
Variable Costs	6,775	6,102	20,318	17,852
Imported products	3,624	4,087	9,307	8,654
Purchase of Hydrocarbons	1,386	310	4,918	3,605
Depreciation, Amortization and Depletion	1,278	1,402	3,769	3,799
Hydrocarbon Transportation Services	442	185	971	635
Inventories and others	45	118	1,353	1,159
Fixed Costs	2,287	2,636	6,720	6,679
Depreciation	340	665	992	1,698
Contracted Services	611	569	1,906	1,623
Maintenance	513	636	1,512	1,362
Labor Costs	391	440	1,166	1,099
Other	432	326	1,144	897
Total Cost of Sales	9,062	8,738	27,038	24,531
Gross Income	3,941	3,445	12,276	9,888
Operating Expenses	1,091	905	3,519	3,268
Administration expenses	834	811	2,925	2,833
Exploration and Projects expenses	257	94	594	435
Operating Income	2,850	2,540	8,757	6,620
Finance result, net	(693)	(902)	(3,002)	(1,404)
Foreign exchange, net	(46)	(170)	(1,672)	830
Interest, net	(518)	(643)	(910)	(1,790)
Financial Income (Loss)	(129)	(89)	(420)	(444)
Share of profit of companies	(37)	45	11	14
Income before income tax	2,120	1,683	5,766	5,230
Income Tax	(1,233)	(1,237)	(2,828)	(3,184)
Net Income Consolidated	887	446	2,938	2,046
Non-controlling interest	(233)	(217)	(617)	(667)
Net income attributable to Owners of Ecopetrol	654	229	2,321	1,379

EBITDA	4,698	4,886	15,003	13,545
EBITDA Margin	36.1%	40.1%	38.2%	39.4%

*Unaudited Information.

Some figures shown in prior periods were reclassified for comparison purposes.

26

Table 3 – Consolidated Statement of Financial Position – Ecopetrol Group

A	B	C	D

COP Billion	Jun 16*	Sep 16*	∆ (%)
Current assets
Cash and cash equivalents	7,918	7,713	(2.6%)
Trade and other receivables	3,653	3,806	4.2%
Inventories	3,158	3,259	3.2%
Current tax assets	4,840	2,396	(50.5%)
Financial assets held for sale	276	295	6.9%
Other financial assets	1,619	4,568	182.1%
Other assets	1,004	1,519	51.3%
Total current assets	22,468	23,556	4.8%

Non-current assets
Investments in associates and joint ventures	1,746	1,770	1.4%
Trade and other receivables	886	687	(22.5%)
Property, plant and equipment	62,258	61,569	(1.1%)
Natural and environmental resources	23,309	22,468	(3.6%)
Intangibles	388	372	(4.1%)
Deferred tax assets	7,682	7,344	(4.4%)
Other financial assets	898	1,571	74.9%
Other non-current assets	1,768	1,785	1.0%
Total non-current assets	98,935	97,566	-1.4%

Total assets	121,403	121,122	-0.2%

Liabilities
Current liabilities
Loans and borrowings	4,924	5,057	2.7%
Trade and other payables	5,238	5,461	4.3%
Provision for employees benefits	1,289	1,418	10.0%
Current tax liabilities	2,278	2,771	21.6%
Accrued liabilities and provisions	654	656	0.3%
Other liabilities	351	451	28.5%
Total current liabilities	14,734	15,814	7.3%

Non-current liabilities
Loans and borrowings	48,509	46,913	(3.3%)
Trade and other payables	11	19	72.7%
Provision for employees benefits	2,160	2,055	(4.9%)
Deferred tax liabilities	3,752	3,592	(4.3%)
Accrued liabilities and provisions	5,553	5,687	2.4%
Other long-term liabilities	384	336	(12.5%)
Total non-current liabilities	60,369	58,602	-2.9%

Total liabilities	75,103	74,416	-0.9%

Equity
Equity attributable to owners of the Company	44,514	45,005	1.1%
Non-controlling interests	1,786	1,701	(4.8%)
Total Equity	46,300	46,706	0.9%

Total liabilities and equity	121,403	121,122	-0.2%

*Unaudited Information.

Some figures shown as of June 30, 2016 were reclassified for comparison purposes.

27

Table 4 – Comprehensive Income Statement – Ecopetrol Group

A	B	C	D	E

COP Billion	3Q 2015*	3Q 2016*	Jan-Sep 15*	Jan-Sep 16*
Net income consolidated	887	446	2,938	2,046
Components of other comprehensive income, net of taxes
Accumulated foreign currency translation	4,710	(151)	6,107	(1,830)
Net fair value gain (Loss) on available-for-sale financial assets	11	19	(134)	120
Cash flow hedges for future exports	(2,313)	200	(2,313)	1,302
Hedge of a net investment in foreign operation	0	54	0	261
Cash flow hedges - derivative financial instruments	(52)	(10)	(55)	35
Measurement of defined benefit obligation	(64)	124	(110)	353
Others	0	12	0	3
Total other comprehensive income	2,292	248	3,495	244
Total Comprehensive income	3,179	694	6,433	2,290
Attributable to:
Shareholders	2,859	493	5,695	1,677
Non-controlling interests	320	201	738	613
Total Comprehensive income	3,179	694	6,433	2,290

*These amounts are included for illustrative purposes only. Unaudited.

Table 5 – Statement of Cash Flow– Ecopetrol Group

A	B	C	D	E

COP Billion	3Q 2015*	3Q 2016*	Jan-Sep 15*	Jan-Sep 16*

Cash flow provided by operating activities:
Net income attributable to Owners of Ecopetrol S.A.	654	229	2,321	1,379
Adjustments to reconcile net income to cash provided by operating activities:
Non-controlling interests	233	217	617	667
Income tax	1,233	1,237	2,828	3,184
Depreciation, depletion and amortization	1,673	2,094	4,921	5,670
Foreign exchange (gain) loss	46	170	1,672	(830)
Finance costs recognised in profit or loss	737	916	1,604	2,530
Loss (Gain) on disponsal of non-current assets	(7)	(18)	12	12
Impairment of assets	12	64	(98)	109
Fair value (gain) on financial assets valuation	(65)	(51)	(68)	(44)
Share or profit os associates and joint ventures	37	(45)	(11)	(14)
Dry wells	194	0	442	154
(Gain) loss on sale of equity instruments measured at fair value	(72)	0	(72)	13
Realized foreign exchange cash flow hedges	167	115	167	514
Net changes in operating assets and liabilities	(641)	1,267	(2,908)	815
Income tax paid	(60)	(357)	(3,135)	(3,745)
Cash provided by operating activities	4,141	5,838	8,292	10,414

Cash flows from investing activities:
Investment in property, plant and equipment	(1,960)	(769)	(5,445)	(2,223)
Investment in natural and environmental resources	(2,214)	(351)	(5,167)	(1,316)
Payments for intangibles	(39)	(10)	(76)	(46)
Proceeds from sales of equity instruments measured at fair value	633	0	633	725
(Purchases) sales of other financial assets	1,864	(3,616)	(363)	(4,793)
Interest received	115	123	296	287
Dividends received	10	165	121	196
Proceeds from sales of assets	33	23	58	110
Net cash used in investing activities	(1,558)	(4,435)	(9,943)	(7,060)

Cash flows from financing activities:
Proceeds (repayment of) from borrowings	(2,310)	(815)	4,989	1,599
Interest paid	(611)	(774)	(1,316)	(2,017)
Dividends paid	(385)	(288)	(1,213)	(1,393)
Net cash provided (used) in financing activities	(3,306)	(1,877)	2,460	(1,811)

Exchange difference in cash and cash equivalents	745	269	1,482	(380)
Net increase in cash and cash equivalents	22	(205)	2,291	1,163
Cash and cash equivalents at the beginning of the period	9,285	7,918	7,016	6,550
Cash and cash equivalents at the end of the period	9,307	7,713	9,307	7,713

*These amounts are included for illustrative purposes only. Unaudited.

Some figures shown in prior periods were reclassified for comparison purposes.

28

Table 6 – EBITDA Reconciliation – Ecopetrol Group

A	B	C	D	E

COP$ Billion	3Q 2015*	3Q 2016*	Jan-Sep 15*	Jan-Sep 16*
RECONCILIATION NET INCOME TO EBITDA
Net income attributable to Ecopetrol's owners	654	229	2,321	1,379
+ Depreciation, depletion and amortization	1,673	2,094	4,921	5,670
+/- Impairment of non-current assets	5	2	17	61
+/- Finance results, net	693	902	3,002	1,404
+ Income tax	1,233	1,237	2,828	3,184
+ Other taxes	207	205	1,297	1,180
+/-Non-controlling interest	233	217	617	667
CONSOLIDATED EBITDA	4,698	4,886	15,003	13,545

*These amounts are included solely for illustrative purposes. Unaudited.

Table 7 – EBITDA Reconciliation by Segment – 3T 2016

A	B	C	D	E	F

COP Billion	E&P	Refining & Petrochemicals	Transportation and Logistics	Eliminations	Consolidated
RECONCILIATION NET INCOME TO EBITDA
Net income attributable to Ecopetrol's owners	271	(491)	448	1	229
+ Depreciation, depletion and amortization	1,460	382	252	0	2,094
+/- Impairment of non-current assets	3	0	(1)	0	2
+/- Finance results, net	618	160	107	17	902
+ Income tax	375	188	675	(1)	1,237
+ Other taxes	89	87	29	0	205
+/-Non-controlling interest	0	(2)	219	0	217
CONSOLIDATED EBITDA	2,816	324	1,729	17	4,886

 These amounts are included solely for illustrative purposes. Unaudited.

Table 8 – EBITDA Reconciliation by Segment – 3T 2015

A	B	C	D	E	F

COP Billion	E&P	Refining & Petrochemicals	Transportation and Logistics	Eliminations	Consolidated
RECONCILIATION NET INCOME TO EBITDA
Net income attributable to Ecopetrol's owners	(241)	147	835	(87)	654
+ Depreciation, depletion and amortization	1,329	113	231	0	1,673
+/- Impairment of non-current assets	1	4	0	0	5
+/- Finance results, net	331	282	54	26	693
+ Income tax	247	239	747	0	1,233
+ Other taxes	78	103	25	1	207
+/-Non-controlling interest	0	0	233	0	233
CONSOLIDATED EBITDA	1,745	888	2,125	(60)	4,698

These amounts are included solely for illustrative purposes. Unaudited.

29

Table 9 – EBITDA Reconciliation by Segment (Accumulated as of the nine months ended September 30, 2016)

A	B	C	D	E	F

COP Billion	E&P	Refining & Petrochemicals	Transportation and Logistics	Eliminations	Consolidated
RECONCILIATION NET INCOME TO EBITDA
Net income attributable to Ecopetrol's owners	230	(968)	2,130	(13)	1,379
+ Depreciation, depletion and amortization	3,931	1,004	735	0	5,670
+/- Impairment of non-current assets	1	61	(1)	0	61
+/- Finance results, net	627	497	216	64	1,404
+ Income tax	428	556	2,200	0	3,184
+ Other taxes	556	384	240	0	1,180
+/-Non-controlling interest	0	(5)	672	0	667
CONSOLIDATED EBITDA	5,773	1,529	6,192	51	13,545

These amounts are included solely for illustrative purposes. Unaudited.

Table 10 – EBITDA Reconciliation by Segment (Accumulated as of the nine months ended September 30, 2015)

A	B	C	D	E	F

COP Billion	E&P	Refining & Petrochemicals	Transportation and Logistics	Eliminations	Consolidated
RECONCILIATION NET INCOME TO EBITDA
Net income attributable to Ecopetrol's owners	233	143	2,134	(189)	2,321
+ Depreciation, depletion and amortization	3,916	363	642	0	4,921
+/- Impairment of non-current assets	7	10	0	0	17
+/- Finance results, net	2,143	623	194	42	3,002
+ Income tax	673	351	1,804	0	2,828
+ Other taxes	617	410	269	1	1,297
+/-Non-controlling interest	0	(2)	619	0	617
CONSOLIDATED EBITDA	7,589	1,898	5,662	(146)	15,003

These amounts are included solely for illustrative purposes. Unaudited.

Table 11 – Sensitization of Net Income from January to September 2015

The following table shows the hypothetical net profit attributable to Ecopetrol shareholders for the first, second and third quarters of 2015 if the cash flow hedge had been applied for future crude exports from January 1, 2015. This policy was approved and recorded in the books during the third quarter of 2015.

A	B	C	D	E

COP Billion	1Q 2015	2Q 2015	3Q 2015	Jan-Sep 15
Net Income Reported	160	1,507	654	2,321
Impact on:
Financial results (a)	984	39	630	1,653
Revenue (b)	(12)	(30)	(125)	(167)
Deferred income tax (c )	(395)	(9)	(1,082)	(1,486)
Total impacts	577	0	(577)	0
Net income under Local IFRS restated	737	1,507	77	2,321

(a) The effect of the hedge accounting over the portion of debt used as hedging instrument (USD 5,440 million) whose exchange differences are recognized in Other Comprehensive Income of Shareholder Equity.

(b) Recognition in the period’s result of the exchange differences of debt and revenues once crude export earnings are realized.

(c) The impact on deferred income tax is the result of the recognition of temporary differences in the exchange difference treatment in terms of accounting and taxation.

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Income Statements of Subsidiaries and Equity Interest

Exploration and Production

1.	Hocol:

Table 12 – Income Statement1

A	B	C	D	E

COP Billion	3Q 2015*	3Q 2016*	Jan-Sep 15*	Jan-Sep 16*
Local sales	112	59	345	217
Export sales	181	211	542	491
Total Sales	293	270	887	708
Variable costs	182	163	453	413
Fixed costs	85	59	289	194
Cost of Sales	267	222	742	607
Gross Profits	26	48	145	101
Operating Expenses	10	27	101	103
Operating Income	16	21	44	(2)
Financial income (loss)	(26)	8	(29)	24
Share of profit of companies	15	14	41	45
Income before Income Tax	5	43	56	67
Income tax	12	(16)	(28)	(10)
Net Income	17	27	28	57

EBITDA	161	106	426	257
EBITDA Margin	54.9%	39.3%	48.0%	36.3%

*These amounts are included for illustrative purposes only. Unaudited.

1For the purposes of comparison of the 2016 figures, the net profit shown for the 2015 periods includes the equity method, the application of which took effect in December 2015 pursuant to Decree 2496 dated Dec. 23/2015.

Table 13 – Balance Sheet

A	B	C

COP Billion	Jun 16	Sep 16
Current assets	903	896
Non current assets	2,301	2,190
Total Assets	3,204	3,086
Current liabilities	629	519
Non current liabilities	174	185
Total Liabilities	803	704
Equity	2,401	2,382
Total Liabilities and Equity	3,204	3,086

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2.	Savia Perú:

Table 14 – Income Statement*

A	B	C	D	E

USD Million	3Q 2015*	3Q 2016*	Jan-Aug 15*	Jan-Aug 16*
Local sales	25	25	119	69
Export sales	0	0	0	0
Total Sales	25	25	119	69
Variable costs	19	15	69	43
Fixed costs	11	19	58	56
Cost of Sales	30	34	127	99
Gross Profits	(4)	(8)	(8)	(30)
Operating Expenses	(8)	(4)	(30)	(9)
Operating Income	(12)	(12)	(39)	(39)
Financial income (loss)	(1)	1	(2)	(1)
Income before Income Tax	(13)	(11)	(40)	(40)
Income tax	2	1	8	8
Net Income	(11)	(10)	(32)	(33)

EBITDA	3	2	30	3
EBITDA Margin	12.7%	9.2%	24.9%	4.4%

*These amounts are included for illustrative purposes only. Unaudited.

These figures correspond to the period from June 1 through August 31 each year.

Table 15 – Balance Sheet

A	B	C

USD Million	May 16	Ago 16
Current assets	104	116
Non current assets	637	623
Total Assets	740	739
Current liabilities	49	60
Non current liabilities	235	233
Total Liabilities	284	293
Equity	457	447
Total Liabilities and Equity	740	739

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3.	Equión:

Table 16 – Income Statement*

A	B	C	D	E

COP Billion	3Q 2015*	3Q 2016*	Jan-Sep 15*	Jan-Sep 16*
Local sales	124	49	280	214
Export sales	236	252	643	663
Total Sales	360	301	923	877
Variable costs	219	183	546	631
Fixed costs	50	40	140	113
Cost of Sales	269	223	686	744
Gross Profits	91	78	237	133
Operating Expenses	(6)	5	(17)	(31)
Operating Income	85	83	220	102
Financial income (loss)	16	23	36	48
Income before Income Tax	101	106	256	150
Income tax	(185)	(4)	(241)	(96)
Net Income	(84)	102	15	54

EBITDA	273	234	695	671
EBITDA Margin	75.8%	77.7%	75.3%	76.5%

*These amounts are included for illustrative purposes only. Unaudited.

*Modification and reclassifications are included for approval of the accounting rules of the Ecopetrol Group.

Table 17 – Balance Sheet

A	B	C

COP Billion	Jun 16	Sep 16
Current assets	1,097	913
Non current assets	1,624	1,483
Total Assets	2,721	2,396
Current liabilities	504	375
Non current liabilities	223	199
Total Liabilities	727	574
Equity	1,994	1,822
Total Liabilities and Equity	2,721	2,396

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Refinery and Petrochemicals

1.	Essentia (Propilco):

Table 18 – Sales Volume

A	B	C	D	E

Sales volumes (tons)	3Q 2015	3Q 2016	Jan-Sep 2015	Jan-Sep 2016
Polypropylene	113,839	122,455	320,504	348,961
Masterbatch	3,695	2,969	10,071	10,869
Polyethylene	8,346	7,977	26,150	20,410
Total	125,880	133,401	356,725	380,240

Table 19 – Income Statement1

A	B	C	D	E

COP Billion	3Q 2015*	3Q 2016*	Jan-Sep 15*	Jan-Sep 16*
Local sales	183	177	528	536
Export sales	311	324	828	924
Total Sales	494	501	1,356	1,460
Variable costs	342	371	1,052	1,036
Fixed costs	22	27	66	77
Cost of Sales	364	398	1,118	1,113
Gross Profits	130	103	238	347
Operating Expenses	39	41	113	122
Operating Income	91	62	125	225
Financial income (loss)	(13)	1	(22)	0
Share of profit of companies	10	34	36	79
Income before Income Tax	88	97	139	304
Income tax	(32)	(27)	(39)	(91)
Net Income	56	70	100	213

EBITDA	98	75	150	257
EBITDA Margin	19.8%	15.0%	11.1%	17.6%

*These amounts are included for illustrative purposes only. Unaudited.

1 For the purposes of comparison of the 2016 figures, the net profit shown for the 2015 periods include the equity method, the application of which took effect in December 2015 pursuant to Decree 2496 dated Dec. 23/2015.

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Table 20 – Balance Sheet

A	B	C

COP Billion	Jun 16	Sep 16
Current assets	861	943
Non current assets	1,010	926
Total Assets	1,871	1,869
Current liabilities	380	344
Non current liabilities	97	97
Total Liabilities	477	441
Equity	1,394	1,428
Total Liabilities and Equity	1,871	1,869

2.	Reficar:

Table 21 – Sales Volume

A	B	C	D	E

Sales Volume (mboed)	3Q 2015	3Q 2016	Jan-Sep 15	Jan-Sep 16
Local	42.0	53.9	39.7	49.9
International	0.0	89.9	0.0	80.5
Total	42.0	143.8	39.7	130.4

Table 22 – Income Statement

A	B	C	D	E

COP Billion	3Q 2015*	3Q 2016*	Jan-Sep 15*	Jan-Sep 16*
Local sales	827	780	2,147	2,154
Export sales	0	1,049	0	2,391
Ventas Totales	827	1,829	2,147	4,545
Variable costs	754	1,635	1,991	4,335
Fixed costs	46	428	134	760
Cost of Sales	800	2,063	2,125	5,095
Gross Profits	27	(234)	22	(550)
Operating expenses	241	206	580	707
Operating Income	(214)	(440)	(558)	(1,257)
Financial income (loss)	(46)	(148)	(3)	(409)
Income before Income Tax	(260)	(588)	(561)	(1,666)
Income tax	(1)	8	31	71
Net Income	(261)	(580)	(530)	(1,595)

EBITDA	(171)	(169)	(360)	(519)
Margin EBITDA	-20.7%	-9.2%	-16.8%	-11.4%
Gross Margin (Total Sales - Variable Costs)	73	194	156	210

*These amounts are included for illustrative purposes only. Unaudited.

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Table 23 – Balance General

A	B	C

COP Billion	Jun 16	Sep 16
Current assets	1,498	1,759
Non current assets	24,660	24,182
Total Assets	26,158	25,941
Current liabilities	2,279	2,330
Non current liabilities	14,929	14,934
Total Liabilities	17,208	17,264
Equity	8,950	8,677
Total Liabilities and Equity	26,158	25,941

Transportation

1.	Cenit:

Table 24 – Income Statement1

A	B	C	D	E

COP Billion	3Q 2015*	3Q 2016*	Jan-Sep 15*	Jan-Sep 16*
Local sales	986	976	2,797	3,055
Export sales	0	0	0	0
Total Sales	986	976	2,797	3,055
Variable costs	33	40	103	135
Fixed costs	446	555	1,394	1,348
Cost of Sales	479	595	1,497	1,483
Gross Profits	507	381	1,300	1,572
Operating Expenses	56	63	210	230
Operating Income	451	318	1,090	1,342
Financial income (loss)	314	(62)	415	(60)
Share of profit of companies	514	461	1,358	1,402
Income before Income Tax	1,279	717	2,863	2,684
Income tax	(369)	(210)	(604)	(614)
Net Income	910	507	2,259	2,070

EBITDA	563	439	1,508	1,776
EBITDA Margin	57.1%	45.0%	53.9%	58.1%

*These amounts are included for illustrative purposes only. Unaudited.

1For purposes of comparison with the 2016 figures, the net profit shown for the 2015 periods includes the equity method, the application of which took effect in December 2015 pursuant to Decree 2496 dated Dec. 23/2015.

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Table 25 – Balance Sheet

A	B	C

COP Billion	Jun 16	Sep 16
Current assets	1,628	1,671
Non current assets	12,289	11,966
Total Assets	13,917	13,637
Current liabilities	884	1,627
Non current liabilities	887	684
Total Liabilities	1,771	2,311
Equity	12,146	11,326
Total Liabilities and Equity	13,917	13,637

Biofuels

1.	Ecodiesel

Table 26 – Volume Sales

A	B	C	D	E

Sales volume (mboed)	3Q 2015	3Q 2016	Jan-Sep 15	Jan-Sep 16
Biodiesel	2.4	2.2	2.3	2.2
Glycerin	0.2	0.2	0.2	0.2
Total	2.6	2.3	2.5	2.4

Table 27 – Income Statement

A	B	C	D	E

COP Billion	3Q 2015*	3Q 2016*	Jan-Aug 15*	Jan-Aug 16*
Local sales	99	89	248	254
Export sales
Total Sales	99	89	248	254
Variable costs	83	79	213	220
Fixed costs
Cost of Sales	83	79	213	220
Gross Profits	16	10	35	34
Operating Expenses	3	4	9	11
Operating Income	13	6	26	23
Financial income (loss)	(1)	(1)	(2)	(1)
Share of profit of companies
Income before Income Tax	12	6	24	22
Income tax	(1)	(2)	(4)	(4)
Net Income	11	4	20	18

EBITDA	14	8	30	27
EBITDA Margin	14.5%	9.0%	12.1%	10.7%

*These amounts are included for illustrative purposes only. Unaudited.

*The figures correspond to the period from July 1 through August 31 each year.

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Table 28 – Balance Sheet

A	B	C

COP Billion	May 16	Aug 16
Current assets	65	61
Non current assets	68	66
Total Assets	133	127
Current liabilities	53	54
Non current liabilities	11	0
Total Liabilities	64	54
Equity	69	73
Total Liabilities and Equity	133	127

VI.	Group Debt

Table 29 – Long Term Debt – Ecopetrol Group*

A	B	C	D

Company	Denominated in U.S. Dollars	Denominated in Colombian Pesos**	Total
Ecopetrol	11,837	1,608	13,445
Reficar	2,915	-	2,915
Bicentenario	-	553	553
ODL	-	315	315
Bioenergy	-	166	166
Ocensa	500	-	500
Total	15,252	2,642	17,894

*Nominal value of debt as of September 30, 2016, not including accrued interest. The figures include loan with Bancolombia that was in vigor at the closing date.

**Figures stated in millions of dollars equivalent to the Representative Market Rate effective as of September 30, 2016.

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